UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO.5)

CREXUS INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

226553 105

(CUSIP Number)

R. Nicholas Singh, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Tel: (212) 696-0100

Fax: (212) 696-9809

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David W. Bernstein

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Phone: (212) 536-4029

Fax: (212) 536-3901

April 17, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Annaly Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

64,753,114

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

64,753,114

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,753,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

84.5%

14	TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 5 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1. Security and Issuer

This Amendment No. 5 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer”), a Maryland corporation. It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1, dated April 1, 2011, Amendment No. 2, dated November 9, 2012, Amendment No. 3, dated January 31, 2013 and Amendment No. 4, dated March 18, 2013.

Item 4. Purpose of the Transaction.

Item 4 is supplemented as follows:

On March 18, 2013, Annaly, through CXS Acquisition Corporation (“Acquisition”), a newly formed wholly owned subsidiary, commenced a tender offer (the “Offer”) to purchase all the shares of common stock of the Issuer that Annaly did not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expired (the “Tender Price”), in cash net to the seller, but subject to any required withholding taxes.

The Offer and withdrawal rights expired at 5:00 p.m., New York City time on April 16, 2013 (the “Expiration Time”). At the Expiration Time, 55,225,336 shares had been properly tendered and not properly withdrawn (including 2,318,138 shares tendered by guarantee of future delivery).

Acquisition has accepted, and will promptly pay for, all of the shares tendered in response to the Offer, increasing the number of shares of CreXus common stock held by Annaly, directly or through Acquisition, to 64,753,114 shares, which is equal to 84.5% of the outstanding CreXus common stock. The purchase price being paid by Acquisition for the shares that were tendered in response to the Offer is $13.05206 per share, or a total of $720,804,399.

The Merger Agreement dated January 30, 2013 among Annaly, Acquisition and the Issuer provides Acquisition the option (the “Percentage Increase Option”) to purchase from CreXus the number of additional CreXus shares that will increase the percentage of the outstanding Common Stock owned by Annaly and Acquisition to one share more than 90% of the outstanding CreXus shares (giving effect to the issuance of the shares that are the subject of the Percentage Increase Option). Acquisition has exercised the Percentage Increase Option, and will purchase 42,143,620 shares by exercise of the Percentage Increase Option (plus additional shares to the extent that shares tendered by guaranteed delivery are not received), which will increase the total number of shares owned by Annaly and Acquisition to 106,896,734 shares, which will be one share more than 90% of the outstanding CreXus common stock.

The purchase price for the shares that are being purchased by exercise of the Percentage Increase Option will be $550,061,057. Of this sum, $421,436 (equal to $0.01 per share) will be paid in cash and the remainder will be paid with a note that will mature on the earlier of the tenth day after the merger of Acquisition and CreXus becomes effective and April 23, 2014, will bear interest at 1.152% per annum and, if the merger of Acquisition and the Issuer does not take place before the note matures, may be paid either in cash or by Acquisition’s returning the shares of CreXus common stock it purchased by exercising the Percentage Increase Option.

Because, after Acquisition purchases the shares as to which it has exercised the Percentage Increase Option, Annaly and Acquisition together will own at least 90% of the outstanding shares of CreXus stock, Annaly and CreXus will cause the merger to take place without a CreXus stockholder vote. Under Maryland law, the merger cannot be effected until at least 30 days after CreXus notifies its stockholders of the Merger. Therefore, Annaly anticipates that the Merger will take place on or about May 23, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 17, 2013

By:	R. NICHOLAS SINGH
Name:	R. Nicholas Singh
Title:	Chief Legal Officer